SUPPLEMENT Dated February 8, 2010
To The Prospectuses Dated May 1, 2009 For

ING GoldenSelect Access	**ING GoldenSelect Landmark**
ING GoldenSelect ESII	**ING Architect**

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions please call our Customer Service Center at 1-800-366-0066.

Beginning on ***March 15, 2010***, contracts, and the optional riders through which some benefits are offered (for an additional charge), will no longer be available for purchase. Accordingly, the ING LifePay Plus and ING Joint LifePay Plus riders will not be available for purchase by owners of existing contracts. These changes will have no impact on our obligations to you and the guarantees under your existing contract.